SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated February 9, 2006, reporting the Company’s financial results for the fourth quarter and the year ended December 31, 2005.

Dassault Systèmes reports record revenue and
earnings in 2005 on revenue growth of 27% in the
Fourth Quarter

Paris, France, February 9, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, reported financial results for both the fourth quarter and full year ended December 31, 2005.

Fourth Quarter and Full Year Highlights

•	Strong Growth Across Software and Services and Core Margin Improvement Drove Fourth Quarter and Full Year Financial Performance
•	2005 Total Revenue up 17% on GAAP and up 18% on Non-GAAP Basis
•	2005 EPS Up 10% on GAAP and Up 17% on Non-GAAP Basis
•	DS Extends PLM Market Leadership With Further Market Share Gain of 1 Percentage Point in 2005; DS Adds 8 Percentage Points Over 2001-2005 Period
•	DS Reconfirms 2006 Financial Objectives

Bernard Charlès, Dassault Systèmes’ President and Chief Executive Officer, commented, “Dassault Systèmes had a great finish to a very successful year. During 2005 revenues increased 18% and earnings rose 17%. These achievements reflect the powerful combination of significant V5 PLM implementations, the competitive advantages of our brands and the strong performance of our alliance with IBM, our partners and our investments.

“Our largest brand CATIA, for design excellence, had a good year. Our PDM solutions, with ENOVIA for collaborative lifecycle management and SMARTEAM for TeamPDM, delivered 20% revenue growth and added more than 1,000 new customers. DELMIA, for production performance, had strong revenue growth as it also broadened its customer base. And our newest brand, SIMULIA, for virtual simulation, had a remarkable start. SolidWorks, addressing the Mainstream 3D market, continued to demonstrate the strength of its offerings, delivering 25% revenue growth. The SolidWorks community continued its expansion, approaching the half million users’ milestone at the end of 2005.

“2005 was a year where we significantly expanded our addressable markets through technological innovation and complementary acquisitions. We acquired ABAQUS as the core of our realistic simulation offerings. In “3D for All” we are seeing traction from the Virtools acquisition and from our 3D XML technology. Moreover, we were pleased to receive AMR Research’s innovation award for our “3D for All” strategy and product roll-outs.

“At the heart of our vision is our belief in the power, enormous potential and pervasive applicability of 3D technology to enhance communication, businesses and the environment at large.”

Dassault Systèmes completed the acquisition of ABAQUS, Inc. in October, 2005 and has accounted for the acquisition pursuant to U.S. GAAP (hereinafter GAAP) purchase accounting rules. Certain supplementary information is provided in this press release which are not in conformity with GAAP, including: (i) Non-GAAP total revenue, Non-GAAP software revenue and Non-GAAP PLM (process-centric) revenue, which differ from such GAAP figures due to the exclusion of €9.1 million of deferred revenue write-downs for the fourth quarter and full year; and (ii) Non-GAAP operating income, Non-GAAP operating margin and Non-GAAP EPS, which exclude acquisition costs totaling €8.7 million for the fourth quarter and €9.8 million for the full year and the impacts of the deferred revenue write-downs of €9.1 million for both the fourth quarter and full year. See tables for a reconciliation of 2005 and 2004 fourth quarter and full year GAAP and non-GAAP financial data.

Fourth Quarter Financial Results

Fourth Quarter Highlights
•	GAAP total revenue of €304.2 million (up 27%) and GAAP EPS of €0.58 (up 14%)
•	PLM revenue up sharply on solid performance across all PLM brands
•	ENOVIA and SMARTEAM drove PDM revenue up 32% as reported and up 29% in constant currencies
•	SolidWorks revenue €51.9 million, up 26% as reported and up 23% in constant currencies

Non-GAAP supplementary information excluding deferred revenue write-down and acquisition costs:
•	Total revenue of €313.3 million, up 31% and up 27% in constant currencies
•	EPS up 29% to €0.67
•	Software revenue up 27% to €261.3 million and up 24% in constant currencies
•	PLM (process-centric) revenue of €261.4 million, up 32% and 28% in constant currencies

Revenue

GAAP total revenue increased 27% to €304.2 million in the 2005 fourth quarter, compared to €239.9 million in the year-ago quarter. Non-GAAP total revenue was €313.3 million, representing increases of 31% and 27% in constant currencies compared to the year-ago period. Strong growth in both software and services revenues drove the year-over-year increase in Non-GAAP total revenue. In addition, fourth quarter 2005 financial results included ABAQUS, which the Company acquired in early October, 2005. For the 2005 fourth quarter, ABAQUS’ revenue contribution totaled €22 million before the impact of deferred revenue write-downs required under GAAP purchase accounting treatment. Software and service revenue represented 83% and 17% of non-GAAP total revenue in the fourth quarter of 2005.

In the 2005 fourth quarter, Non-GAAP software revenue increased 27% to €261.3 million and increased 24% in constant currencies on strong growth across all the Company’s software applications and the inclusion of ABAQUS. In the year-ago quarter software revenue was €206.4 million. New CATIA and SolidWorks seats licensed in the 2005 fourth quarter increased 14% to 22,484 seats, compared to 19,726 seats in the year-ago quarter.

Non-GAAP PLM (Process-centric) revenue increased 32% and 28% in constant currencies in the fourth quarter of 2005 reflecting strong software growth across design, digital manufacturing and PDM applications and the inclusion of ABAQUS. Non-GAAP PLM revenue totaled €261.4 million in the 2005 fourth quarter, compared to €198.6 million in the year-ago fourth quarter. PDM revenue, on a stand-alone basis, increased 32% as reported to €47.1 million and increased 29% in constant currencies in the 2005 fourth quarter, compared to €35.6 million in the year-ago period. PDM software end-user revenue increased 22% in the 2005 fourth quarter, compared to the year-ago fourth quarter. For the 2005 fourth quarter, CATIA licenses increased 6% year over year to 11,416.

In the Mainstream market, SolidWorks revenue increased 26% as reported and 23% in constant currencies to €51.9 million in the 2005 fourth quarter, compared to €41.3 million in the year-ago period. SolidWorks seats licensed increased 24% to 11,068 licenses.

As anticipated, service and other revenue increased significantly in the fourth quarter. Specifically, service and other revenue increased 55% as reported to €52.0 million and increased 52% in constant currencies, compared to €33.5 million in the fourth quarter of 2004.

In the 2005 fourth quarter, Europe represented 52% of non-GAAP total revenue, with the Americas representing 27% and Asia accounting for 21%. From a regional perspective, growth was strongest in Europe with Non-GAAP total revenue increasing 35%, reflecting strong software results for the Company’s PLM and Mainstream businesses as well as a sharp increase in services revenue as noted above. In the Americas, Non-GAAP total revenue increased 25% and 15% in constant currencies. And in Asia, Non-GAAP total revenue increased 28% and 27% in constant currencies. All regions benefited from the inclusion of ABAQUS in the Company’s 2005 fourth quarter results.

The fourth quarter was an active period of new contracts across all software applications, end markets and regionally.
•	CATIA V5 wins including Dong Feng Electric Machinery Works and BT Industry.
•	Joint CATIA-SMARTEAM wins in E&E, Automotive and F&A industries in the fourth quarter including: Alpine Electronics, and NIKON.
•	DELMIA wins including Tata Motors in automotive in India and Aermacchi in aerospace in Italy and key reorder activity in the U.S. and Canada among aerospace customers.
•	Numerous reorder activities for ENOVIA in the aerospace and automotive industry.
•

SolidWorks continued to broaden its community with new customers including: Duracell and Wabash National in the U.S., LSW Maschinenfabrik and Schmitz Cargobull in Germany and Cosmos Machinery Limited in China.

Operating Income and Margin and EPS

GAAP earnings per diluted share increased 14% to €0.58 in the 2005 fourth quarter, compared to earnings per diluted share of €0.51 in the year-ago quarter. GAAP operating income increased 14% to €100.7 million (33.1% operating margin), compared to €88.3 million in the year-ago period (36.8% operating margin).

Non-GAAP earnings per diluted share increased 29% to €0.67 in the fourth quarter of 2005, compared to €0.52 in the year-ago period. Non-GAAP operating income increased 34% to €118.5 million in the 2005 fourth quarter, up from €88.4 million in the year-ago quarter. The Non-GAAP operating margin improved to 37.8% in the 2005 fourth quarter, compared to 36.8% in the year-ago period.

Full Year Financial Results

Full Year 2005 Highlights
•	GAAP total revenue of €934.5 million (up 17%) and GAAP EPS of €1.49 (up 10%)
•	PDM revenue up 20% to €121.9 million on record year for ENOVIA
•	SolidWorks revenue up 25% as reported and in constant currencies

Non-GAAP supplementary information excluding deferred revenue write-down and acquisition costs:
•	Total revenue of €943.6 million up 18% and up 19% in constant currencies
•	Revenue growth before inclusion of ABAQUS up 16% and up 16% in constant currencies
•	EPS up 17% to €1.59
•	Software revenue up 18% to €792.7 million and up 19% in constant currencies

Revenue

GAAP total revenue increased 17% to €934.5 million in 2005. Non-GAAP total revenue increased 18% and 19% in constant currencies on strong growth in both software and services. Specifically, Non-GAAP total revenue was €943.6 million in 2005, up from €796.6 million in 2004. In 2005 Non-GAAP software revenue increased 18% to €792.7 million, from €670.9 million in 2004 and increased 19% in constant currencies. Service and other revenue increased 20% to €150.9 million in 2005 compared to €125.7 million in 2004 and increased 21% in constant currencies. Services gross margin improved to 23.6% in 2005, compared to 19.6% in 2004. Non-GAAP software revenue represented 84% of Non-GAAP total revenue with service and other revenue accounting for 16%. Recurring licenses revenue continued to represent a large component of Non-GAAP software revenue, representing 50% of Non-GAAP software revenue in 2005. Total CATIA and SolidWorks seats licensed in 2005 were 72,078, representing an increase of 15% above 2004 where seats licensed totaled 62,577. Seat pricing trends for the full year 2005 remained stable in comparison to 2004.

DS benefited from strong growth across its PLM software applications in 2005 as well as the inclusion of ABAQUS for one quarter. Non-GAAP PLM (Process-centric) revenue totaled €761.8 million in 2005, increasing 17% and 18% in constant currencies in comparison to 2004 where PLM (process-centric) revenue totaled €650.7 million. The recent acquisition of ABAQUS accounted for approximately 3 percentage points of growth in revenue for 2005 before the deferred revenue write-down. In 2005 PDM revenue on a stand-alone basis totaled €121.9 million, increasing 20% as reported and in constant currencies. CATIA licenses increased 6% to 34,798 in 2005, compared to 32,695 in 2004.

In 2005, SolidWorks revenue increased 25% as reported and in constant currencies to €181.8 million and increased 25% in U.S. dollars, the reporting currency of its peer group. SolidWorks seats licensed increased 25% to 37,280 seats in 2005 on strong demand across all major geographic markets. SolidWorks accounted for 19% of Non-GAAP total revenue in 2005.

From a regional perspective, the Americas delivered the strongest growth in 2005, increasing 24% in constant currencies, with Europe growing 19% and Asia posting an increase of 13% in constant currencies. As a percentage of Non-GAAP total revenue, Europe accounted for 47%, followed by the Americas at 30% and Asia at 23%.

Operating Income and Margin, EPS and Financial Position

Thibault de Tersant, Dassault Systèmes’ Executive Vice President and CFO, commented, “We have been able to maintain a relatively stable level of operating margin performance in 2005 compared to 2004. This achievement reflects the positive underlying trends and improvements in our businesses, which have enabled us to absorb more than one point of dilution from our recent acquisitions as well as currency impacts.”

GAAP earnings per diluted share increased 10% to €1.49 in 2005, compared to earnings per diluted share of €1.35 in 2004. GAAP operating income increased 9% to €251.0 million (26.9% operating margin) in 2005, compared to €229.8 million in 2004 (28.8% operating margin).

Non-GAAP earnings per diluted share increased 17% to €1.59 in 2005, compared to €1.36 in 2004. Non-GAAP Operating income increased 17% to €269.9 million in 2005, up from €231.2 million in 2004. The Non-GAAP operating margin was 28.6% in 2005, compared to 29.0% in 2004.

Dassault Systèmes had a strong financial position with cash and short-term investments totaling €379.9 million at December 31, 2005. In addition, net cash provided by operations was €196.7 million for 2005. During 2005, the Company paid cash dividends aggregating €43.1 million and completed acquisitions, net of cash acquired, totaling €329.4 million which were funded from cash and short-term investments.

The Company has adopted SFAS 123(R), Share-Based Payments, as of January 1, 2006. For share-based compensations granted by December 31, 2005 and not vested as of that date, the Company estimates share-based compensation expenses of about €9.2 million for the full year 2006. This amount does not include new grants that could occur in 2006.

Strategy, Technology and Partnerships

DS PLM solutions are driving a multi-national collaborative global design and manufacturing project. In a separate press release also issued today, DS announces that the complex SEVAN Stabilized Platform (SSP) 300 global project, including China-based Yantai Raffles Shipyard, Norwegian offshore technology company Sevan Marine and Brazil’s state-run oil company, Petrobras, are utilizing CATIA, ENOVIA and DELMIA solutions for this next generation, oil platform project.

Customers can reap the benefit of customized solutions without the costs with DS’ new Business Process Content Industry Solutions. Recently, DS rolled out an exciting new concept in the world of PLM, which will make key business processes from DS Industry Solutions available to customers of all sizes. The new products, known as Business Process Content (BPC), are flexible software assets, enabling customers to implement and adapt Industry Solutions to meet their specific needs, without the cost of tailor-made software. DS’ state-of-the-art Industry Solutions are based on industry-specific PLM Practices, covering innovative and well-proven industry scenarios in the form of methodology and documentation. BPCs are easily implemented and allow customers to adapt their solution, leading to increased productivity, profitability, and rapid return on investment. DS develops BPCs by identifying customers’ specific needs and the associated industrial processes.

Fostering innovation and helping to accelerate decision-making by opening 3D collaboration to the extended enterprise. Following the successful integration of 3D XML, DS’ universal lightweight format for 3D, with IBM Lotus Notes and Domino®, announced in the third quarter of 2005, IBM and DS have integrated 3D XML inside IBM Workplace portfolio of software products and solutions, making 3D accessible to all users, beyond the engineering departments, and becoming the vehicle for better collaboration and decision-making. Workers can now share product information on all office desktops through their familiar Lotus Notes and IBM Workplace messaging e-mail interfaces. With the integrated 3D XML Player, all users benefit from an intuitive and real 3D experience and collaborate around 3D products.

Leading industry analyst firm AMR Research awards DS for its visionary “3D For All” strategy. DS has received the Innovation Award from AMR Research for its thought leadership and vision of 3D as a democratizing force in industry and society. The company’s “3D For All” initiative, including its acquisition of pioneering 3D behavior company Virtools, as well as its development and roll-out of the Cosmic Blobs 3D design software for children, were cited by AMR Research as illustrative of how Dassault Systèmes is working to take 3D beyond the confines of the engineering domain.

Lockheed Martin moves ahead with DS PLM Solutions for the F-35 Joint Strike Fighter Program. Chosen as the prime contractor for this strategic project, Lockheed Martin has set aggressive goals and made the decision to migrate as soon as possible from CATIA V4 to CATIA V5 for product development and DELMIA for manufacturing simulation, both PLM solutions developed by DS. This will enable its teams to benefit from long-term cost savings and efficiencies at the enterprise level, including in the maintenance phase.

V5R16, DS’ latest release for PLM, empowers Innovation Networks. V5R16 helps customers create more innovative products and leverage the talents of their global supply chains. V5R16 delivers powerful new collaboration capabilities within ENOVIA V5 VPM Navigator and SMARTEAM TeamPDM, enabling extended networks of partners to work together in globally distributed 3D environments. Entire engineering packages can now be shared and managed bi-directionally while protecting intellectual property, enabling true concurrent engineering across the value chain. More broadly, V5R16 increases the power of the V5 PLM platform in three ways: by delivering unified PLM solutions for unrivalled gains in productivity; by extending the reach of 3D XML within the enterprise for ease of communication; and by accelerating performance with Microsoft Windows 64-bit support.

SolidWorks World Sets Record Attendance with over 3,500 participants. SolidWorks held its annual international user and exposition conference, SolidWorks World 2006, in January 2006. The conference set a record for participation with over 3,500 participants.

Business Outlook

Thibault de Tersant, Executive Vice President and CFO, stated, “After a very good 2005 performance, we have carefully reviewed our objectives for 2006, which we provided at the time of our third quarter earnings announcement. We are pleased to reconfirm our objectives for 2006 revenue, operating margin and EPS.”

•	First quarter Non-GAAP total revenue of about €248-253 million, which excludes deferred revenue write-down;
•	First quarter Non-GAAP EPS of about €0.31-0.32, which excludes deferred revenue write-down, acquisition costs and share-based compensation expenses;
•

2006 Non-GAAP total revenue objective of about €1.105-1.115 billion, representing 17-18% growth in constant currencies, with about 7 points of growth from ABAQUS before the deferred revenue write-down adjustment of approximately €8-9 million;

•	2006 Non-GAAP operating margin stable with 2005;
•	2006 Non-GAAP EPS of about (euro)1.79-1.81, which excludes deferred revenue write-down, acquisition costs and share-based compensation expenses;
•	No change to currency exchange rate assumption of US$1.25 to 1 euro;
•	Average share count assumption of 119.2 million for the 2006 first quarter and full year.

Endnotes:
1.	All comparative figures are given on a year-over-year basis unless specified otherwise. All EPS figures refer to fully diluted earnings per share,unless otherwise noted.
2.

All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of revenue before deferred revenue write-down, and operating income, operating margin and earnings per share excluding acquisition costs (acquisition costs are primarily comprised of technology and other acquired intangible assets amortization in addition to other acquisition-related costs) and before deferred revenue write-down and share-based compensation expenses. The Company believes this information, which is not in conformity with U.S. GAAP, is helpful supplemental information in order to better understand its past and future performance. In addition, the Company’s management uses this information in its planning. This information provided by the Company may not be comparable to similarly titled measures employed by other companies. The Company has provided in the tables to this press release and on its website http://www.3ds.com/corporate/investors/ reconciliations between U.S. GAAP and Non-GAAP figures.

3.

The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company’s progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company’s management, helps improve investors’ ability to understand the Company’s revenue growth, and makes it easier to compare the Company’s results with other companies, including competitors, whose reporting currency may be different from Dassault Systèmes. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.

Conference call information
Dassault Systèmes will host a teleconference call today, Thursday, February 9, 2006 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/.Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company’s website prior to commencement of the teleconference at http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systèmes’ Investor Relations at 33.1.40.99.69.24.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our: a) 2006 revenue growth objective in constant currencies, calculation of a 2006 revenue range, 2006 operating margin outlook and 2006 EPS growth objective, all such figures before deferred revenue write-down and excluding acquisition costs and share-based payments as applicable; b) first quarter 2006 revenue objective range and first quarter EPS, both figures before deferred revenue write-down and excluding acquisition costs and share-based payments, as applicable; and c) ABAQUS estimated contribution to our 2006 revenue growth objective before deferred revenue write-down and ABAQUS estimated deferred revenue write-down for the full year 2006 are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of changing economic or business conditions that could negatively affect market demand for our products and services; (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; (iv) new product developments and technological changes; (v) errors or defects in our products; (vi) growth in market share by our competitors; and (vii) the realization of any risks related to the integration of ABAQUS or any newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2004, which was filed with the SEC on June 28, 2005, could materially affect the Company’s financial position or results of operations.

###

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIA®, DS’ open scientific platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

(Tables to follow)

CONTACTS:

Dassault Systèmes:	Financial Dynamics:
Valerie Agathon/Géraldine Nithart-Riva 33.1.40.99.69.24	Harriet Keen 44.20.7831.3113 Pierre Mas Jean-Benoit Roquette Nelly Dimey 33.1.47.03.68.10

DASSAULT SYSTEMES
NON GAAP KEY FIGURES

Non GAAP data exclude amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue.

4th QUARTER

in millions of Euro, except per share data, headcount and exchange rates.

	4Q05	4Q04	Variation
Process-Centric excluding PDM	214.3	163.0	31%
PDM	47.1	35.6	32%
Design-Centric	51.9	41.3	26%
Revenue	313.3	239.9	31%
Americas	85.7	68.6	25%
Europe	161.4	119.6	35%
Asia	66.2	51.7	28%
Operating Income	118.5	88.4	34%
Operating Margin	37.8%	36.8%
Net Income	80.0	60.2	33%
EPS	0.67	0.52	29%
Closing headcount	5,693	4,456	28%

Average Rate USD per Euros	1.19	1.30	(8%)
Average Rate JPY per Euros	139.4	137.1	2%

FULL YEAR

in millions of Euro, except per share data, headcount and exchange rates.

	2005	2004	Variation
Process-Centric excluding PDM	639.9	549.0	17%
PDM	121.9	101.7	20%
Design-Centric	181.8	145.9	25%
Revenue	943.6	796.6	18%
Americas	286.3	230.9	24%
Europe	441.8	371.0	19%
Asia	215.5	194.7	11%
Operating Income	269.9	231.2	17%
Operating Margin	28.6%	29.0%
Net Income	187.2	157.6	19%
EPS	1.59	1.36	17%

Average Rate USD per Euros	1.24	1.24	0%
Average Rate JPY per Euros	136.9	134.4	2%

For U.S. GAAP figures please refer to reconciliation tables.

DASSAULT SYSTEMES
CONSOLIDATED STATEMENT OF INCOME
DATA PREPARED IN ACCORDANCE WITH U.S. GAAP
(in millions of Euro, except per share data)

	Three months ended		Twelve months ended

	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

New licenses revenue	134.2	109.8	375.6	312.1
Recurring licenses and product development revenue	118.0	96.6	408.0	358.8

Software revenue	252.2	206.4	783.6	670.9
Service and other revenue	52.0	33.5	150.9	125.7

Total Revenue (1)	€304.2	€239.9	€934.5	€796.6

Software	8.3	6.7	26.8	21.7
Service and other	33.0	25.1	115.3	101.0

Total Cost of Revenue	€41.3	€31.8	€142.1	€122.7

Gross Profit	€262.9	€208.1	€792.4	€673.9

Research and Development	70.1	59.3	250.0	221.9
Marketing and Sales	66.5	47.9	223.0	173.7
General Administration	16.9	12.5	58.6	47.1
Amortization of acquired intangibles	8.7	0.1	9.8	1.4

Total Research, Selling, Administration and Acquisition expenses	€162.2	€119.8	€541.4	€444.1

Operating Income (1)	€100.7	€88.3	€251.0	€229.8

Financial revenue and Other	2.6	0.6	15.3	7.5

Income before income taxes	103.3	88.9	266.3	237.3
Income tax expense	(34.3)	(28.8)	(90.8)	(80.9)

Net Income (1)	€69.0	€60.1	€175.5	€156.4

Basic net income per share	€0.60	€0.53	€1.54	€1.38

Diluted net income per share (1)	€0.58	€0.51	€1.49	€1.35

Basic weighted average shares outstanding (in millions)	114.6	113.4	114.0	113.2

Diluted weighted average shares outstanding (in millions)	119.2	116.8	117.6	116.2

(1) Non GAAP total revenue, operating income, net income and diluted EPS would have been as follows:

Total Revenue	€313.3	€239.9	€943.6	€796.6

Operating Income	€118.5	€88.4	€269.9	€231.2

Net Income	€80.0	€60.2	€187.2	€157.6

Diluted net income per share	€0.67	€0.52	€1.59	€1.36

Supplemental Disclosures Regarding Non GAAP Financial Information: Excluding amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue

The following table sets forth the Company’s Consolidated Statement of Income Data excluding amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue for the three months and twelve months ended December 31, 2005. In particular, the table presents revenue, operating income, operating margin and earnings per share excluding amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue (amortization of acquired intangible assets are primarily comprised of technology amortization in addition to other acquisition-related amortization).

The Company uses these Non GAAP measures, among other things, to evaluate the Company’s operating performance and for planning and setting objectives for future periods. The Company believes these Non GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company’s business by isolating the effect of amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and for comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for U.S. GAAP revenue, operating income, operating margin and earnings per share, as an indicator of operating performance.

DASSAULT SYSTEMES
NON GAAP CONSOLIDATED STATEMENT OF INCOME

(in millions of Euro, except per share data)

Non GAAP data exclude amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue.

Three Months ended

	December 31, 2005	December 31, 2004	Variation

New licenses revenue	134.2	109.8	22.2%
Recurring licenses and product development revenue	127.1	96.6	31.6%

Software revenue	261.3	206.4	26.6%
Service and other revenue	52.0	33.5	55.2%

Total Revenue	€313.3	€239.9	30.6%

Software	8.3	6.7	23.9%
Service and other	33.0	25.1	31.5%

Total Cost of Revenue	€41.3	€31.8	29.9%

Gross Profit	€272.0	€208.1	30.7%

Research and Development	70.1	59.3	18.2%
Marketing and Sales	66.5	47.9	38.8%
General Administration	16.9	12.5	35.2%

Total Research, Selling, Administration	€153.5	€119.7	28.2%

Operating Income	€118.5	€88.4	34.0%

Financial revenue and Other	2.6	0.6	333.3%

Income before income taxes	121.1	89.0	36.1%
Income tax expense	(41.1)	(28.8)

Net Income	€80.0	€60.2	32.9%

Diluted net income per share	€0.67	€0.52	28.8%

Diluted weighted average shares outstanding (in millions)	119.2	116.8

DASSAULT SYSTEMES
CONSOLIDATED STATEMENT OF INCOME
RECONCILIATIONS NON GAAP / U.S. GAAP
(in millions of Euro, except per share data)

Three Months ended

	December 31, 2005			December 31, 2004

	U.S. GAAP	Adjustments (1)	Non GAAP	U.S. GAAP	Adjustments (1)	Non GAAP

New licenses revenue	134.2		134.2	109.8		109.8
Recurring licenses and product development revenue	118.0	9.1	127.1	96.6		96.6

Software revenue	252.2	9.1	261.3	206.4		206.4
Service and other revenue	52.0		52.0	33.5		33.5

Total Revenue	€304.2		€313.3	€239.9		€239.9

Software	8.3		8.3	6.7		6.7
Service and other	33.0		33.0	25.1		25.1

Total Cost of Revenue	€41.3		€41.3	31.8		31.8

Gross Profit	€262.9		€272.0	€208.1		€208.1

Research and Development	70.1		70.1	59.3		59.3
Marketing and Sales	66.5		66.5	47.9		47.9
General Administration	16.9		16.9	12.5		12.5
Amortization of acquired intangibles	8.7	(8.7)	-	0.1	(0.1)	-

Total Research, Selling, Administration and Acquisition expenses	€162.2		€153.5	€119.8		€119.7

Operating Income	€100.7		€118.5	€88.3		€88.4

Financial revenue and Other	2.6		2.6	0.6		0.6

Income before income taxes	103.3		121.1	88.9		89.0
Income tax expense	(34.3)	(6.8)	(41.1)	(28.8)		(28.8)

Net Income	€69.0		€80.0	€60.1		€60.2

Diluted net income per share	€0.58		€0.67	€0.51		€0.52

Diluted weighted average shares outstanding (in millions)	119.2		119.2	116.8		116.8

(1)   Adjustments include amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue.

DASSAULT SYSTEMES
NON GAAP CONSOLIDATED STATEMENT OF INCOME

(in millions of Euro, except per share data)

Non GAAP data exclude amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue.

Twelve Months ended

	December 31, 2005	December 31, 2004	Variation

New licenses revenue	375.6	312.1	20.3%
Recurring licenses and product development revenue	417.1	358.8	16.2%

Software revenue	792.7	670.9	18.2%
Service and other revenue	150.9	125.7	20.0%

Total Revenue	€943.6	€796.6	18.5%

Software	26.8	21.7	23.5%
Service and other	115.3	101.0	14.2%

Total Cost of Revenue	€142.1	€122.7	15.8%

Gross Profit	€801.5	€673.9	18.9%

Research and Development	250.0	221.9	12.7%
Marketing and Sales	223.0	173.7	28.4%
General Administration	58.6	47.1	24.4%

Total Research, Selling, Administration	€531.6	€442.7	20.1%

Operating Income	€269.9	€231.2	16.7%

Financial revenue and Other	15.3	7.5	104.0%

Income before income taxes	285.2	238.7	19.5%
Income tax expense	(98.0)	(81.1)

Net Income	€187.2	€157.6	18.8%

Diluted net income per share	€1.59	€1.36	16.9%

Diluted weighted average shares outstanding (in millions)	117.6	116.2

DASSAULT SYSTEMES
CONSOLIDATED STATEMENT OF INCOME
RECONCILIATIONS NON GAAP / U.S. GAAP
(in millions of Euro, except per share data)

Twelve Months ended

	December 31, 2005			December 31, 2004

	U.S. GAAP	Adjustments (1)	Non GAAP	U.S. GAAP	Adjustments (1)	Non GAAP

New licenses revenue	375.6		375.6	312.1		312.1
Recurring licenses and product development revenue	408.0	9.1	417.1	358.8		358.8

Software revenue	783.6	9.1	792.7	670.9		670.9
Service and other revenue	150.9		150.9	125.7		125.7

Total Revenue	€934.5		€943.6	€796.6		€796.6

Software	26.8		26.8	21.7		21.7
Service and other	115.3		115.3	101.0		101.0

Total Cost of Revenue	€142.1		€142.1	€122.7		€122.7

Gross Profit	€792.4		€801.5	€673.9		€673.9

Research and Development	250.0		250.0	221.9		221.9
Marketing and Sales	223.0		223.0	173.7		173.7
General Administration	58.6		58.6	47.1		47.1
Amortization of acquired intangibles	9.8	(9.8)	-	1.4	(1.4)	-

Total Research, Selling, Administration and Acquisition expenses	€541.4		€531.6	€444.1		€442.7

Operating Income	€251.0		€269.9	€229.8		€231.2

Financial revenue and Other	15.3		15.3	7.5		7.5

Income before income taxes	266.3		285.2	237.3		238.7
Income tax expense	(90.8)	(7.2)	(98.0)	(80.9)	(0.2)	(81.1)

Net Income	€175.5		€187.2	€156.4		€157.6

Diluted net income per share	€1.49		€1.59	€1.35		€1.36

Diluted weighted average shares outstanding (in millions)	117.6		117.6	116.2		116.2

(1)   Adjustments include amortization of acquired intangible assets and the effect of adjusting the carrying value of acquired companies’ deferred revenue.

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions of Euro)

	December 31, 2005	December 31, 2004
ASSETS

Cash and short-term investments	379.9	552.8

Accounts receivable, net	287.8	237.8

Other assets	745.6	308.6

Total assets	€1,413.3	€1,099.2

LIABILITIES
AND SHAREHOLDERS' EQUITY

Total liabilities	427.2	340.0

Shareholders' equity	986.1	759.2

Total liabilities and shareholders' equity	€1,413.3	€1,099.2

DASSAULT SYSTEMES
CONDENSED CASH FLOW STATEMENT
(in millions of Euro)

	Three Months ended			Twelve Months ended
	December 31, 2005	December 31, 2004	Variation	December 31, 2005	December 31, 2004	Variation
Net Profit	69.0	60.1	8.9	175.5	156.4	19.1

Changes in working capital and non-cash P&L items	(32.1)	(21.9)	(10.2)	21.2	52.5	(31.3)

Net Cash provided by operating activities	36.9	38.2	(1.3)	196.7	208.9	(12.2)

Acquisition and sale of assets	0.2	(6.5)	6.7	(22.0)	(23.7)	1.7

Acquisitions net of cash	(305.0)	(1.3)	(303.7)	(329.4)	(4.1)	(325.3)

Loans	(0.4)	(1.1)	0.7	(2.3)	(5.8)	3.5

Net Cash provided (used) in investing activities	(305.2)	(8.9)	(296.3)	(353.7)	(33.6)	(320.1)

Share repurchase and proceeds from stock option exercise, net	(4.9)	(5.6)	0.7	(1.8)	(7.0)	5.2

Dividend	0.0	0.0	0.0	(43.1)	(38.4)	(4.7)

Net Cash provided (used) in financing activities (1)	(4.9)	(5.6)	0.7	(44.9)	(45.4)	0.5

Effect of exchange rate changes on treasury (2)	1.7	(22.3)	24.0	29.0	(16.8)	45.8

Increase (Decrease) in treasury (2)	(271.5)	1.4	(272.9)	(172.9)	113.1	(286.0)

Treasury (2) at beginning of period	651.4	551.4		552.8	439.7

Treasury (2) at end of period	379.9	552.8		379.9	552.8

(1)     Excluding changes in short term investments.

(2)     Treasury includes cash, cash equivalent and short term investments.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: February 10, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration